SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date January 20, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated January 20, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: January 20, 2005

Biotech Begins Advertising of Sucanon in Mexico

Vancouver, BC, January 20, 2005 - Robert Rieveley, the President of Biotech Holdings Ltd. (the "Company", BIO.V; BIOHF.OB) announced today that on-air advertising of the Company^s Sucanon diabetes drug has begun in Mexico. The cost of the advertising is $45,160 US for the next 30 days.

"We are pleased that the process of familiarizing diabetics in Mexico with the benefits of Sucanon has now started. The advertising program, which began this week, features an interview with the President of a Mexican diabetic association. The President of the association talks about his history as a diabetic and the benefits that he has received from using Sucanon. Excerpts from the interview are also used in Sucanon advertising spots. The interview will be heard six times and the advertising spots will be heard 16 times during the next 30 days," Mr. Rieveley said.

"The advertising is being broadcast in the Mexico City region and nationally on radio and is being simulcast on cable television," Mr. Rieveley said.

"This interview and one-and-a-half minute advertisements based on the interview are being broadcast on the program ^Todo para la mujer con Maxine Woodside^ (^Everything for Women with Maxine Woodside^), which is carried on two national frequencies, XERFR-AM970 and XERFR-FM 103.3, and on 83 affiliated stations. These signals cover 98% of Mexico^s urban population and also reach a U.S. Spanish-speaking audience of 10 million in Texas, Arizona and New Mexico," Mr. Rieveley said.

"In addition, a cable simulcast of ^Todo para la mujer^ is carried on Cablevision in Mexico City and through PCTV in the rest of Mexico," Mr. Rieveley said.

If you would like to be added to Biotech Holdings^ email list for future news updates or summary clinical materials, please visit our website at www.biotechltd.com.

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia. Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V). For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 to 4 p.m. Pacific time, or by email at biotech@direct.ca. For background information and current stock quotations, visit Biotech^s website at www.biotechltd.com.